UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Ecology and Environment, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

278878103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With copies to:

Peter M. Rosenblum, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 617-832-1151	Paul Bork, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 617-832-1113

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278878103	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 463,072
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 463,072
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.43%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 278878103	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 463,072
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 463,072
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.43%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 278878103	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 463,072
	8.	Shared Voting Power
	9.	Sole Dispositive Power 463,072
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.43%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 278878103	13D	Page 5 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 463,072
	8.	Shared Voting Power
	9.	Sole Dispositive Power 463,072
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.43%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 278878103

This Amendment No. 7 to the joint statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value, of Ecology and Environment, Inc., a New York corporation filed by the undersigned on July 23, 2015, as amended by Amendment No. 1 filed on October 28, 2016, by Amendment No. 2 filed on March 2, 2017, by Amendment No. 3 filed on March 9, 2017, by Amendment No. 4 filed on March 22, 2017, by Amendment No. 5 filed on April 4, 2017, and by Amendment No. 6 filed on April 10, 2017 (collectively, the “Schedule 13D”), further amends and supplements the Schedule 13D as follows:

1. Item 4 of the Schedule 13D shall hereby be amended by inserting the following paragraph between the fifteenth and sixteenth paragraphs:

“On April 19, 2017, the Fund entered into a Settlement Agreement (the “Settlement Agreement”) with the Issuer, ending the contested election for two Class A directors of the Issuer. Pursuant to the Settlement Agreement, the Issuer agreed, among other things, to take all actions necessary to elect the Fund’s Nominees, Justin C. Jacobs and Michael El-Hillow, as Class A Directors of the Issuer at the Annual Meeting being held on April 20, 2017. A copy of the Settlement Agreement is attached hereto as Exhibit 25 and incorporated herein by reference.”

2. Except as expressly modified hereby, all statements contained in the Schedule 13D remain unchanged.

[signature pages follow]

CUSIP No. 278878103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	April 21, 2017

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, duly authorized

SCOTT P. SCHARFMAN

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, duly authorized